The Taiwan Fund, Inc.
File Number 811 4893
CIK Number 0000804123
Item 77 C

Results of Annual Stockholder Meeting Voting Held April 26, 2010,
May 6, 2010, May 13, 2010, May 20, 2010, May 27, 2010 and June 15,
2010

1.     Election of Directors   The stockholders of the Fund
elected Harvey Chang, Michael F. Holland, Christina Liu, Joe O. Rogers, Bing Shen, M. Christopher Canavan, Jr. and Anthony Kai Yiu Lo to the Board to hold office until their successors are elected and qualified.

                              For                 Withheld
Harvey Chang                  11,065,523          650,230
Michael F. Holland            11,177,767          537,985
Christina Liu                 11,309,711          406,041
Joe O. Rogers                 11,325,103          390,649
Bing Shen                     11,309,893          405,860
M. Christopher Canavan, Jr.   11,331,497          384,255
Anthony Kai Yiu Lo            11,309,305          406,448

2. Approval of Investment Advisory and Management Agreement between the Fund and Martin Currie The stockholders of the Fund approved a new Investment Advisory and Management Agreement between the Fund and Martin Currie, the Funds new investment adviser.

For             Against  Abstain      Non-Votes
8,169,927  290,753  1,702,480  1,552,592

3. Approval of an amendment to the Funds Restated Certificate of Incorporation The stockholders of the Fund approve an amendment to the Funds Restated Certificate of Incorporation which increased the number of authorized shares of Common Stock for the Fund from 20,000,000 to 100,000,000.


For                        Against                Abstain            Non-Votes
9,365,353.764119  2,904,395.318160  42,035.130550  0.000000